SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.)*

MongoDB, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

60937P106

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 60937P106	Page 2 of 10

1	NAME OF REPORTING PERSONS Flybridge Capital Partners III, L.P. (“FCP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,723,379 shares of Class B Common Stock,[1] except that (i) Flybridge Capital Partners G.P. III, L.L.C. (“FCP GP III”), the general partner of FCP III, may be deemed to have sole power to vote these shares, (ii) David B. Aronoff (“Aronoff”), a managing member of FCP GP III, may be deemed to have shared power to vote these shares (iii) Jeffrey K. Bussgang (“Bussgang”), a managing member of FC GP III, may be deemed to have shared power to vote these shares, and (iv) Charles M. Hazard, Jr. (“Hazard”), a managing member of FC GP III and a director of the Issuer, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,723,379 shares of Class B Common Stock,[1] except that (i) FCP GP III, the general partner of FCP III, may be deemed to have sole power to dispose of these shares, (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares (iii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares, and (iv) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,723,379 shares of Class B Common Stock.[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.6%
12	TYPE OF REPORTING PERSON PN

[1]	Each share of Class B Common Stock is convertible at any time at the option of the holder thereof into one (1) share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of: (i) any “Transfer” of such share of Class B Common Stock, whether or not for value, other than a “Permitted Transfer” (as each term is defined in the Issuer’s Amended and Restated Certificate of Incorporation) and (ii) at such time as the outstanding shares of Class B common stock represent less ten percent (10%) of the aggregate number of shares of the Issuer’s Class A Common Stock and Class B Common Stock outstanding.

CUSIP No. 60937P106	Page 3 of 10

1	NAME OF REPORTING PERSONS Flybridge Network Fund III, L.P. (“FNF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,961 shares of Class B Common Stock,[1] except that (i) FCP GP III, the general partner of FNF III, may be deemed to have sole power to vote these shares, (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to vote these shares (iii) Bussgang, a managing member of FC GP III, may be deemed to have shared power to vote these shares, and (iv) Hazard, a managing member of FC GP III and a director of the Issuer, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

10,961 shares of Class B Common Stock,[1] except that (i) FCP GP III, the general partner of FNF III, may be deemed to have sole power to dispose of these shares, (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares (iii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares, and (iv) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,961 shares of Class B Common Stock.[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 60937P106	Page 4 of 10

1	NAME OF REPORTING PERSONS Flybridge Capital Partners G.P. III, L.L.C. (“FCP GP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,734,340 shares of Class B Common Stock,[1] of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to vote these shares (ii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to vote these shares, and (iii) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,734,340 shares of Class B Common Stock,[1] of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares (ii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares, and (iii) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,340 Shares of Class B Common Stock.[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60937P106	Page 5 of 10

1	NAME OF REPORTING PERSONS David B. Aronoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,734,340 shares of Class B Common Stock,[1] of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) FCP GP III, the general partner of FCP III and FNF III, may be deemed to have sole power to vote these shares (ii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to vote these shares, and (iii) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,734,340 shares of Class B Common Stock,[1] of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) FCP GP III, the general partner of FCP III and FNF III, may be deemed to have sole power to dispose of these shares (ii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares, and (iii) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,340 Shares of Class B Common Stock.[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60937P106	Page 6 of 10

1	NAME OF REPORTING PERSONS Jeffrey K. Bussgang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,734,340 shares of Class B Common Stock,[1] of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) FCP GP III, the general partner of FCP III and FNF III, may be deemed to have sole power to vote these shares (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to vote these shares, and (iii) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,734,340 shares of Class B Common Stock,[1] of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) FCP GP III, the general partner of FCP III and FNF, may be deemed to have sole power to dispose of these shares (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares, and (iii) Hazard, a managing member of FCP GP III and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,340 Shares of Class B Common Stock.[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60937P106	Page 7 of 10

1	NAME OF REPORTING PERSONS Charles M. Hazard, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,734,340 shares of Class B Common Stock,1 of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) FCP GP III, the general partner of FCP III and FNF, may be deemed to have sole power to vote these shares (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to vote these shares, and (iii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,734,340 shares of Class B Common Stock,1 of which 4,723,379 shares are directly owned by FCP III and 10,961 shares are directly owned by FNF III, except that (i) FCP GP III, the general partner of FCP III and FNF, may be deemed to have sole power to dispose of these shares (ii) Aronoff, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares, and (iii) Bussgang, a managing member of FCP GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,340 Shares of Class B Common Stock.[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60937P106	Page 8 of 10

ITEM 1(a).	Name of Issuer:

MongoDB, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

229 W. 43rd Street, 5th Floor

New York, NY 10036

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed on behalf of each of the following persons: FCP III, FNF III, FCP GP III, Aronoff, Bussgang and Hazard. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Aronoff, Bussgang and Hazard are the managing members of FCP GP III.

FCP GP III is the general partner of FCP III and FNF III, and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCP III and FNF III. Hazard is a director of the Issuer and managing member of FCP GP III, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by FCP III and FNF III. Aronoff and Bussgang are each managing members of FCP GP III, and each may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by FCP III and FNF III.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

Flybridge Capital Partners

31 St. James Avenue, 6th Floor

Boston, MA 02116

Item 2(c).	Citizenship:

FCP III and FNF III are Delaware limited partnerships. FCP GP III is a Delaware limited liability company. Aronoff, Bussgang and Hazard are United States Citizens.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value of $0.001 per share.

Item 2(e).	CUSIP Number:

60937P106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	Ownership.

The approximate percentages of Class A Common Stock reported as beneficially owned by the Reporting Persons (on an as-converted basis) are based upon 9,326,098 shares of Class A Common Stock outstanding as of December 11, 2017, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, filed with the United States Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	Page 9 of 10

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2017:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares of Common Stock as to which such person has:

(i)	Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or direct the disposition: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or direct the disposition: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of both FCP III and FNF III, and the limited liability company agreement of FCP GP III, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 60937P106	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

FLYBRIDGE CAPITAL PARTNERS III, L.P.
By: Flybridge Capital Partners G.P. III, L.L.C., its General Partner

By:	/s/ Charles M. Hazard, Jr.
Name:	Charles M. Hazard, Jr.
Title:	Managing Member

FLYBRIDGE NETWORK FUND III, L.P.
By: Flybridge Capital Partners G.P. III, L.L.C., its General Partner

By:	/s/ Charles M. Hazard, Jr.
Name:	Charles M. Hazard, Jr.
Title:	Managing Member

/s/ David B. Aronoff
David B. Aronoff

/s/ Jeffrey K. Bussgang
Jeffrey K. Bussgang

/s/ Charles M. Hazard, Jr.

Charles M. Hazard, Jr.